EXHIBIT 4.19

ADDENDUM N 4 TO CONCESSION AGREEMENT

Yerevan City, June Tenth, the Year of Two Thousand Ten

The Government of the Republic of Armenia (hereinafter referred to as “GOA”), represented by Mr. Artyom Movsesyan, acting in his capacity of the authorized representative based on the Decree N 588-A dated 20 May 2010 of the Government of the Republic of Armenia “On Conferring the Power and Transferring the Property to “Hayaeronavigatsia” CJSC” (domiciled at: 1, Hanrapetutian Square, Yerevan city, Republic of Armenia), on the one side;

and

“Armenia” International Airports” Closed Joint Stock Company (hereinafter referred to as the “Manager”) (Tax Payer Code Number 02562664, legal domicile at 13 Mashtots Avenue, Yerevan city, 0010, Republic of Armenia, activity domicile at Zvartnots International Airport, AIA Building, Yerevan City-42, Republic of Armenia), represented by its Director Mr. Juan Pablo Gechidjian, acting on the basis of the Articles of Association and entitled with enough powers to sign this document, on the other side

(GOA and the Manager will be jointly referred to as the “Parties”)

Whereas:

A.

On December 17, 2001, GOA and Corporacion America S.A. executed an agreement regarding the concession to administer, exploit and operate “Zvartnots” International Airport (hereinafter referred to as the “Airport”) (hereinafter referred to as the Agreement).

B.

According to the Addendum to the concession agreement executed on May 17, 2002 and due to the implementation thereof, on May 22, 2002 Corporacion America S.A. transferred its rights and obligations established by the concession agreement to the Manager.

C.

By virtue of the Agreement the Manager has the exclusive right to use the Airport, with regard to which on 27 March 2003 it was granted with Certificate N 1346389 of registration of the right of use of real estate.

D.

By virtue of the Agreement the Manager has also the exclusive right to use the property, being part of the Airport activities, regardless of the identity of the current owner, person or government entity with any property right (including but not limited to rights of use) on each item of the property, including but not limited to the items depicted in appendix D to the Agreement.

The said property also comprises the buildings operated by “Hayaeronavigatsia” CJSC at the Airport and the land parcels occupied by these buildings.

E.

The GOA has discussed with the Manager the issue related to termination of the Manager’s rights, stemming from the Agreement, towards the building, operated by “Hayaeronavigatsia” CJSC at the Airport, the land parcels occupied by this building and the newly built Air Traffic Control Tower building.

The Parties agree:

1.

The Manager hereby expresses its consent to terminate the Manager’s rights, stemming from the Agreement, towards the building, operated by “Hayaeronavigatsia” CJSC at the Airport, the land parcels occupied by this building and the newly built Air Traffic Control Tower building.

2.	The GOA hereby confirms that the Manager, as the person in charge of the Airport proper functioning, has the right to update the Master Plan as per clause 10.3 of the Agreement in the future.
3.

The GOA hereby also confirms that if any Master Plan foresees that the building operated by “Hayaeronavigatsia” CJSC at the Airport and the land parcels occupied by the building are necessary for the Airport, then the rights of use towards the building and the land parcels occupied by it will be granted to the Manager by the GOA, and the Manager will discuss with the GOA the possibility of relocating “Hayaeronavigatsia” CJSC to another building. If at the given moment, the GOA has transferred the ownership right or the right of use towards the building and the land parcels occupied by the building to other person, then the GOA shall take corresponding measures to provide the mentioned building and the land parcels occupied by it for the Manager’s use within the framework of the concession.

4.	All the expenses related to notary verification of this Addendum N 4 and stemming from state registration hereof shall be borne by the Manager.
5.	This Addendum N 4 is the integral part of the Agreement.
6.	All the issues, not envisaged by this Addendum N 4, shall be regulated by corresponding provisions of Agreement.
7.	The Parties agree that this Addendum N 4 is subject to notary verification.
8.	This Addendum N 4 is made in Armenian and English in 4 (four) legally equal copies.

In witness whereof, the Parties execute this Addendum N 4 in Yerevan city, on 10 June 2010.

GOVERNMENT

/s/ Artyom Movsesyan

Artyom Movsesyan

Authorized representative of the Government

MANAGER

/s/ Juan Pablo Gechidjian

Juan Pablo Gechidjian

Director

“Armenia” International Airports” C.J.S.C.